PRESS RELEASE

Atento Reports Fiscal 2016 Fourth-Quarter and Full Year Results,

Highlighted by Revenue Diversification, Margin Protection

and Strong Cash Flow Generation

Company Announces Agreement to Acquire Majority Stake in Interfile,

A Leading Provider of Credit Origination BPO Services in Brazil

•   Execution of growth priorities during the year offset macroeconomic-driven declines in volume:

▪ Total revenue declined 1.4% as broad-based revenue growth of 3.8% from multisector clients, aided by new business wins, was offset by a 7.8% macro-driven decline in Telefónica.

▪ Revenue mix from multisector clients increased 3.2 percentage points to 57.8%.

▪ Revenue in Americas up 6.5% with strong gains in Peru, Argentina, Colombia, and U.S. nearshore.

▪ Revenue mix from higher value-add solutions increased 40 basis points to 24.4%.

•   Full-year reported net income of $3.4 million; adjusted EBITDA margin of 12.6% supported by improved mix of revenue and cost and efficiency initiatives.

•   Full-year free cash flow before interest of $136.3 million, driven by improved working capital and disciplined capital allocation.

•   Strengthened balance sheet and earnings trajectory with voluntary accelerated pay down of $30.7 million of higher-cost Brazilian Debentures.

•   Outlined key financial targets for Fiscal 2017.

NEW YORK, March 21, 2017 – Atento S.A. (NYSE: ATTO), the largest provider of customer-relationship management and business-process outsourcing services in Latin America, and among the top three providers globally, today announced its fourth-quarter and full year 2016 operating results. All comparisons in this announcement are year-over-year and in constant-currency (CCY), unless noted otherwise.

Summary

($ in millions except EPS)	Q4 2016	Q4 2015	CCY Growth	FY 2016	FY 2015	CCY Growth
Revenue (1)	442.0	453.8	-4.2%	1,757.5	1,949.9	-1.4%
Reported Net Income (2)	16.7	7.5	131.9%	3.4	52.2	-92.8%
Reported Earnings Per Share (2)	$0.23	$0.10	130.0%	$0.05	$0.71	-92.2%
Net Operating Cash Flow from/(used) in Operating Activities	83.8	40.3		141.9	37.0

Adjusted EBITDA (3)	58.6	63.8	-9.7%	221.9	249.7	-3.6%
Adjusted Margin	13.3%	14.1%		12.6%	12.8%
Adjusted Earnings per Share (2)	$0.19	$0.36	-38.7%	$0.65	$1.06	-30.1%
Free Cash Flow before Net Interest (4)	90.0	20.1		136.3	(8.6)
Leverage (x) (5)	1.5x	1.6x		1.5x	1.6x

(1)      Revenue excludes Morocco which was divested in September 2016.

(2)      Reported Net Income and Earnings Per Share and Adjusted EBITDA, adjusted EBITDA margin and Adjusted Earnings per Share refer only to continuing operations. Reported and Adjusted Earnings Per Share, for the period ended December 31, 2016, were calculated considering the number of ordinary shares of 73,816,933. For the period ended December 30, 2015, the number of ordinary shares was 73,648,760.

(3)      EBITDA is defined as profit/(loss) for the period from continuing operations before net finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees, and other items which are not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is net income for the period from continuing operations.

(4)      We define Free Cash flow (FCF) as net cash flows from operating activities less net cash and disposals of payments for acquisition of property, plant, equipment and intangible assets.

(5)      Considered the pro-forma Net Debt adjusted to give effect to the Reorganization Transaction, regarding Preferred Equity Certificates.

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PRESS RELEASE

Alejandro Reynal, Atento´s Chief Executive Officer, commented, “In Fiscal 2016, we delivered on our commitment to expand our market leadership position, protect profitability and increase free cash flow generation. We achieved a 3.8% increase in revenue from multisector clients, supported by new business wins across all verticals and regions, and an adjusted EBITDA margin of 12.6%.  Our ability to largely offset macro-driven declines in volume further demonstrates the resiliency and strength of our business model. In addition, we honed our growth strategy to better capitalize on our leadership position in the $10 billion Latin America CRM BPO market.”

Mauricio Montilha, Atento´s Chief Financial Officer, said, “We strengthened our balance sheet and enhanced our financial flexibility through disciplined capital allocation and vigilance over working capital. We generated $136.3 million in free cash flow in Fiscal 2016 before interest, prepaid $30.7 million in higher-cost debt during the fourth quarter, and ended the year with low net leverage of 1.5x. We remain focused on targeted investments aligned with our growth strategy.”

Mr. Reynal continued, “We strengthened our competitive position in Fiscal 2016 and believe we are well-positioned to capitalize on secular growth drivers and macro tailwinds in Fiscal 2017. Our strategic focus remains on the consolidation of our leadership position in core voice, continued expansion into higher value-add solutions and the evolution of our mainstream digital offering. Today we announced our planned acquisition of a majority stake in Interfile, a leading provider of credit origination BPO services in Brazil, will allow us to accelerate our penetration of the $.9 billion credit origination market in Latin America. In conjunction with RBrasil, a leading late-stage collections company we acquired in Fiscal 2016, Interfile will also strengthen our ability to provide end-to-end credit and collections solutions to our clients. We are confident our roadmap will deliver a return to both top and bottom line growth in Fiscal 2017, enhanced value for our clients and once again allow us to outperform the market and further increase our leadership position in Latin America.”

For Fiscal 2017, Atento is targeting constant currency revenue growth in the range of 1% to 5% and adjusted EBITDA margin in the range of 11% to 12%.

Fourth Quarter Consolidated Operating Results

All comparisons in this announcement, unless otherwise noted, are year-over-year, in constant-currency (CCY) and exclude the effects of our divestiture of Morocco in September 2016.

On a reported basis, total revenue declined 2.6%, while revenue on a constant currency basis declined 4.2%. Broad-based growth from multisector clients, particularly in EMEA, was more than offset by a 12.7% decline in revenue from Telefónica driven by macro pressures in Brazil, Argentina, Mexico and EMEA. During the fourth quarter, we won 2,342 workstations and, consistent with our revenue diversification strategy, over 80% were with multisector, including new and existing clients in telecom, financial services, and technology. Our mix of revenue from multisector clients increased 4.7 percentage points to 60.0% of revenue.

Reported net income from continuing operations totaled $16.7 million while adjusted EBITDA and adjusted EBITDA margin were $58.6 million and 13.3%, respectively. Rigorous inflation pass-through, cost and efficiency initiatives, and an improved mix of revenue allowed us to deliver solid profitability in the quarter despite the decline in revenues.

Reported EPS of $0.23 increased by $0.13 as compared with the prior year period, driven by the favorable net impact of the termination of our $24 million contingent value obligation (CVI) in Argentina. Adjusted EPS of $0.19 decreased by $0.17, driven by foreign exchange, an increase in net interest expense and a higher share count.

Cash from operating activities totaled $83.8 million and free cash flow was $70.2 million. Excluding the impact of net interest expense and acquisition/sales of subsidiaries, free cash flow was $90.0 million, an increase of $69.9 million year-over-year. Year-to-date, free cash flow before interest was $136.3 million, representing an increase of $144.9 million year-over-year.

At the end of the fourth quarter, we had a liquidity position of $247.0 million and net debt to adjusted EBITDA of 1.5x.

Adjusted earnings, adjusted EBITDA and adjusted earnings per share are non-GAAP financial measures and are reconciled to their most directly comparable GAAP measures in the accompanying financial tables.

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PRESS RELEASE

Segment Reporting

($ in millions)	Q4 2016	Q4 2015	CCY growth	FY 2016	FY 2015	CCY growth
Brazil Region
Revenue	214.4	192.6	-4.6%	816.4	930.2	-7.0%
Operating Income	13.8	10.9	9.5%	46.3	66.5	-27.3%
Adjusted EBITDA	35.9	29.4	5.0%	121.0	129.4	-3.9%
Margin	16.7%	15.3%		14.8%	13.9%
Americas Region
Revenue	172.8	203.9	-4.1%	718.9	789.8	6.5%
Operating Income*	46.8	17.3	N.M	88.2	65.8	59.5%
Adjusted EBITDA	19.6	29.1	-23.7%	92.0	109.1	-1.5%%
Margin	11.3%	14.3%		12.8%	13.8%
EMEA Region
Revenue	55.3	57.7	-2.6%	223.9	231.7	-3.1%
Operating Income	(0.4)	1.6	N.M	(7.5)	(0.3)	N.M
Adjusted EBITDA	5.1	6.9	-23.9%	16.3	18.6	-10.4%
Margin	9.2%	12.0%		7.3%	8.0%

* includes the favorable impact in the fourth quarter and full-year Fiscal 2016 of the termination of our CVI in Argentina.

Brazil Region

The trajectory of revenue growth in Brazil improved sequentially to a decline of 4.6%, from a decline of 7.5% in the third quarter of 2016. Growth in revenue from multisector clients returned in the fourth quarter, up 2.2%, supported by new client wins. This gain was more than offset by a macro-driven decline in revenue of 17.0% from Telefónica. Approximately 41% of the workstations won in the fourth quarter came from financial services, reflecting our continued expansion into higher value-add solutions, aided by our acquisition of RBrasil in the third quarter of Fiscal 2016. Revenue mix from multisector clients increased 4.6 percentage points to 69% of revenue. On a reported basis, revenue increased 11.3%.

Operating Income was $13.8 million. Adjusted EBITDA was $35.9 million, with an adjusted EBITDA margin of 16.7%. Despite the decline in revenue, the region delivered solid profitability supported by rigorous inflation pass-through and continued focus on cost and efficiency initiatives. These initiatives include the rationalization of headcount and our program to relocate sites to lower-cost Tier 2 locations. At the end of the fourth quarter, 62.4% of sites were in Tier 2 locations, an increase of 4.7 percentage points from the end of Fiscal 2015. This program was largely completed by the end of Fiscal 2016.

Americas Region

Americas revenue declined 4.1%, as a 1.2% increase in revenue from multisector clients, supported by strong growth in Colombia, Peru and U.S. Nearshore, was more than offset by a decline of 10.2% from Telefónica driven by declines in volume in Argentina and Mexico. On a reported basis, revenue declined 15.3%.

Operating income was $46.8 million. Adjusted EBITDA was $19.6 million, with an adjusted EBITDA margin of 11.3%. Excluding the favorable impact of the termination of our CVI in Argentina, operating income was $5.1 million.

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PRESS RELEASE

EMEA Region

Revenue in EMEA declined 2.6%, as a 11.7% increase in revenue from multisector clients was more than offset by a 9.2% decline in revenue from Telefónica. The mix of revenue from multisector clients increased 3.6 percentage points to 36.0%, while the mix of revenue from higher value-add solutions increased 3 percentage points to 11.4%. On a reported basis, revenue declined 4.2%.

Operating loss was $0.4 million in the fourth quarter. Adjusted EBITDA was $5.1 million with an adjusted EBTIDA margin of 9.2%. Our profitability was supported by our restructuring actions, and continued focus on cost and efficiency initiatives to align costs with new volume levels.

Progress on Delivery of Strategic Growth Priorities

Today we announced our agreement to acquire a majority stake in Interfile, a leading provider of credit origination BPO service for large clients in the financial services and other sectors in Brazil. The total credit origination BPO market in Latin America is $0.9 billion, of which 65% is in Brazil. Interfile deepens our capabilities in credit origination, including business process mapping, digital and automation, and provides a platform to deploy these strengthened capabilities across our geographic footprint over time. In addition, to further strengthen our leadership position in Latin America, this acquisition advances our long-term strategy to continue to lead in core voice services; diversify into higher-value add solutions, particularly with financial services clients; and accelerate growth in digital services.

The transaction is subject to regulatory approvals. Financial terms of the transaction were not disclosed.

Strong Balance Sheet, Improved Liquidity and Accelerated Debt Pay Down Enhances Financial Flexibility

At December 31, 2016, we had cash, cash equivalents and short-term financial investments of $194.0 million and undrawn revolving credit facilities of €50 million for total liquidity of $247.0 million. Total net debt with third parties was $340.9 million, reflecting the elimination of our $24 million CVI and our voluntary accelerated pay down of $30 million of higher-cost Brazilian Debentures, both of which occurred in the fourth quarter of 2016. Our last twelve month (LTM) adjusted EBITDA to net debt with third parties was 1.5x.

During the fourth quarter of 2016, we invested $24.3 million, or 5.5% of revenue, in cash capital expenditures.

Termination of Contingent Value Instrument (CVI)

The acquisition of Atento Group’s Argentinian subsidiaries from Telefónica was paid in the form of a Contingent Value Instrument, or CVI.  On November 8, 2016, the CVI nominal value of ARS 666.8 million, or $135.6 million was terminated. As a result, in the fourth quarter, we recognized a gain of $41.7 million in “Other gains” representing the principle amount of the CVI. For both the fourth quarter and full-year of 2016, this gain had a positive impact on our EBITDA of $41.7 million, a positive impact of $26.2 million on profit, $35.4 million in foreign exchange losses, and the reversal of $19.9 million in finance costs.

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PRESS RELEASE

Fiscal 2017 Guidance

We believe that our focused growth strategy will allow us to deliver a return to both top and bottom line growth in Fiscal 2017, generate free cash flow, and continue to outperform the market, further increase our leadership position in Latin America, and remain the reference partner for the CRM BPO needs of our clients. We expect macroeconomic headwinds to diminish as we progress through the year. We remain focused on driving the optimal balance of profitable growth and liquidity, strengthening our balance sheet and maintaining financial flexibility.

For Fiscal 2017, we are targeting:

Guidance
Consolidated Revenue Growth (CCY)	1% to 5%
Adjusted EBITDA Margin Range (CCY) (1)	11% to 12%
Non-recurring Expenses – Adjustments to EBITDA	~$13MM
Net Interest Expense Range	$60MM to $65MM
Cash Capex (% of Revenue)	~3-4%
Effective Tax Rate	~34%
Free Cash Flow Cash Conversion	~40%
Diluted Share Count	~73.9MM shares

This guidance assumes no change in the current operating environment, capital structure or exchange rates movements on the translation of our financial statements into U.S. dollars except where noted.

Conference Call

We will host a conference call and webcast for analysts on Tuesday, March 21, 2017 at 5:00 pm ET to discuss our financial results. The conference call can be accessed by dialing: +1 (877) 407-3982 toll free domestic, UK: (+44) 0 800 756 3429 toll free, Brazil: (+55) 0 800 891 6221 toll free, or Spain: (+34) 900 834 236 toll free. All other international callers can access the conference call by dialing: +1 (201) 493-6780 toll free. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations. The conference call will also be webcasted through a link on our Investor Relations website at investors.atento.com. A web-based archive of the conference call will also be available at the above website.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) services in Latin America, and among the top three providers globally, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento's clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2016, Atento was named one of the World´s 25 Best Multinational Workplaces by Great Place to Work® for a fourth consecutive year. For more information visit www.atento.com

Investor Relations

Lynn Antipas Tyson

+ 1 914-485-1150
lynn.tyson@atento.com

Felipe Joaquim Martins de Souza

+ 55 11 3779-8053
felipe.souza@atento.com

Media Relations
Maite Cordero

+ 34 91 740 74 47
media@atento.com

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PRESS RELEASE

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento's current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA

The following selected financial information should be read in conjunction with the interim consolidated financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” presented elsewhere in the Form 6-K.

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PRESS RELEASE

	For the year ended December 31,		Change excluding FX (%)	For the year ended December 31,	Change excluding FX (%)
	2014 (*)	2015 (*)		2016
	(audited)			(unaudited)
Revenue	2,278,244	1,949,883	9.3	1,757,498	(1.4)
Other operating income	4,578	4,319	10.9	5,790	45.0
Own work capitalized	475	6	(100.0)	90	N.M.
Other gains (1)	35,092	-	(100.0)	41,748	N.M.
Operating expenses:
Supplies	(103,496)	(77,604)	(2.6)	(65,598)	(7.0)
Employee benefit expenses	(1,621,812)	(1,410,526)	10.4	(1,309,901)	1.7
Depreciation	(57,793)	(50,077)	11.9	(46,448)	(0.4)
Amortization	(60,529)	(51,430)	9.9	(50,916)	6.3
Changes in trade provisions	1,589	(1,319)	N.M.	(1,902)	46.2
Other operating expenses	(357,000)	(241,478)	(12.5)	(214,015)	(4.8)
Impairment charges	(31,792)	-	(100.0)	-	N.M.
Total operating expenses	(2,230,833)	(1,832,434)	4.7	(1,688,780)	0.6

Operating profit	87,556	121,774	82.5	116,346	7.5

Finance income	17,326	15,459	24.3	7,188	(49.7)
Finance costs (1)	(122,032)	(75,469)	(19.9)	(59,151)	(17.3)
Change in fair value of financial instruments (**)	27,272	17,535	(48.7)	675	(96.0)
Net foreign exchange loss (1)	(33,382)	(3,919)	(97.9)	(56,494)	N.M.

Net finance expense	(110,816)	(46,394)	(43.2)	(107,782)	N.M.

Profit/(loss) before tax	(23,260)	75,380	N.M.	8,564	(87.3)
Income tax expense	(18,401)	(23,150)	61.4	(5,207)	(74.5)
Profit/(loss) from continuing operations	(41,661)	52,230	N.M.	3,357	(92.8)
Discontinued operations:
Loss from discontinued operations	(491)	(3,082)	N.M.	(3,206)	6.7
Profit/(loss) for the year	(42,152)	49,148	N.M.	151	(99.6)
Profit/(loss) attributable to:
Owners of the parent	(42,152)	49,148	N.M.	65	(99.8)
Non-controlling interest	-	-	N.M.	86	N.M.
Basic result per share from continuing operations (in U.S. dollars) (***)	(0.57)	0.71	N.M.	0.05	(92.2)
Basic result per share from discontinued operations (in U.S. dollars) (***)	(0.01)	(0.04)	N.M.	(0.04)	N.M.

(1) Contains the impacts of the CVI termination. The reversal of the principal amount of $41.7 million was recognized in "Other gains", the interest reversal of $19.9 million was recognized in "Finance costs" and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in "Net foreign exchange loss".

(*) Restated, excluding discontinued operations - Morocco.

(**) The gain or loss of the fair value of derivatives was recorded in the Income Statements within Finance income ($40.9 million for the year ended December 31, 2014) and Finance costs ($13.6 million for the year ended December 31, 2014), instead of Changes in fair value of financial instruments.

(***) The basic result per share, for the year presented in the table above, was calculated based on the weighted average number of ordinary shares of 73,816,933 as of December 31, 2016. For the period ended December 31, 2015 the weighted average number of ordinary shares outstanding was 73,648,760 and for the period ended December 31, 2014 was 73,619,511.

N.M. means not meaningful

	For the three months ended December 31,		Change excluding FX (%)
	2015 (*)	2016
	(unaudited)
Revenue	453,760	442,005	(4.2)
Other operating income	2,305	2,429	9.1
Own work capitalized	21	62	N.M.
Other gains (1)	-	41,748	N.M.
Operating expenses:
Supplies	(18,345)	(18,610)	(1.1)
Employee benefit expenses	(326,195)	(329,482)	(0.1)
Depreciation	(12,393)	(12,013)	(7.7)
Amortization	(11,288)	(13,405)	15.5
Changes in trade provisions	(393)	(1,456)	N.M.
Other operating expenses	(60,718)	(55,733)	(12.6)
Total operating expenses	(429,332)	(430,699)	(1.5)

Operating profit	26,754	55,545	111.8

Finance income	2,783	2,760	(9.7)
Finance costs (1)	(17,469)	613	(103.1)
Change in fair value of financial instruments	3,492	114	(133.3)
Net foreign exchange loss (1)	(4,495)	(41,263)	N.M.

Net finance expense	(15,689)	(37,776)	N.M.

Profit before tax	11,065	17,769	58.9
Income tax expense	(3,539)	(1,058)	(72.5)
Profit from continuing operations	7,526	16,711	131.9
Discontinued operations:
Loss from discontinued operations	(2,122)	-	(100.0)
Profit for the period	5,404	16,711	N.M.
Profit attributable to:
Owners of the parent	5,404	16,714	N.M.
Non-controlling interest	-	(3)	N.M.
Basic result per share from continuing operations (in U.S. dollars) (**)	0.10	0.23	130.0
Basic result per share from discontinued operations (in U.S. dollars) (**)	(0.03)	-	(100.0)

(1) Contains the impacts of the CVI termination. The reversal of the principal amount of $41.7 million was recognized in "Other gains", the interest reversal of $19.9 million was recognized in "Finance costs" and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in "Net foreign exchange loss".

(*) Restated, excluding discontinued operations - Morocco.

(**) The basic result per share, for the period presented in the table above, was calculated based on the weighted average number of ordinary shares of 73,816,933 as of December 31, 2016. For the period ended December 31, 2015 the weighted average number of ordinary shares outstanding was 73,648,760.

N.M. means not meaningful

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PRESS RELEASE

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the year ended December 31,			For the three months ended December 31,
($ in millions)	2014	2015	2016	2015	2016
	(audited)		(unaudited)	(unaudited)
Profit/(loss) from continuing operations	(41.6)	52.2	3.4	7.5	16.7

Net finance expense	110.8	46.4	107.8	15.7	37.7
Income tax expense	18.4	23.2	5.2	3.5	1.1
Depreciation and amortization	118.3	101.5	97.3	23.7	25.4

EBITDA (non-GAAP) (unaudited)	205.9	223.3	213.7	50.4	80.9

Acquisition and integration related costs (a)	9.9	0.1	-	-	-
Restructuring costs (b)	26.7	15.8	33.7	8.2	14.7
Sponsor management fees (c)	7.3	-	-	-	-
Site relocation costs (d)	1.7	3.4	9.3	2.9	2.8
Financing and IPO fees (e)	51.9	0.3	-	-	-
Contingent Value Instrument (f)	-	-	(41.7)	-	(41.7)
Asset impairments and Other (g)	1.9	6.8	6.9	2.3	1.9
Total non-recurring items (*)	99.4	26.4	8.2	13.4	(22.3)
Adjusted EBITDA (non-GAAP) (unaudited)	305.3	249.7	221.9	63.8	58.6

(*)           Non-recurring items fall primarily into three categories of investment:

•          The first includes investments to lower our variable cost structure, which is mostly labor, in response to the exceptional and severe adverse macroeconomic conditions in key markets such as Brazil, Argentina and Spain, which drove significant declines in volume. In 2016 we invested $14.6 million in these activities.

•         The second includes investments in Brazil to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities. In 2016 we invested $9.4 million in these activities and we ended the year with 62.4% of our sites in Tier 2 cities. This program is now substantially completed.

•          The third includes investments to drive a more sustainable lower-cost and competitive operating model, especially considering the exceptional adverse macroeconomic circumstances and associated declines in volume referenced above. In 2016 we invested $10.4 million in these activities. We expect these adjustments due to exceptional macro circumstances in most cases like Brazil and Argentina, will continue until the third quarter of 2017.

(a)           Acquisition and integration related costs incurred in 2014 and 2015, are costs associated with the post-acquisition process in connection with a full strategy review and our SAP IT transformation project. These projects were substantially completed by the end of 2015.

(b)          Restructuring costs incurred in 2014, 2015 and 2016 primarily included several restructuring activities and other personnel costs that were not related to our core result of operations. For the year ended December 31, 2014, $8.6 million of our restructuring costs were related to the relocation of our corporate headquarters and severance payments directly related to the acquisition. In addition, in 2014, we incurred $1.5 million in restructuring costs in Spain (relating to restructuring expenses incurred as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain), and $1.4 million in Chile (related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica). Restructuring costs incurred for the year ended December 31, 2015, are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million, $2.5 million in Chile of restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and certain changes to the executive team, and an additional $0.7 million related to the relocation of our corporate headquarters. Restructuring costs incurred in the year ended December 31, 2016, primarily relates to: (i) the optimization of labor relative to current or expected adjustments in activity levels, mainly in EMEA, Brazil and Argentina due to economic crises, and (ii) adjustments in the fixed costs structure to adapt the structure to the new macroeconomic adverse environment. We expect these adjustments due to exceptional macro circumstances in most cases like Brazil and Argentina, will continue until the third quarter of 2017.

Restructuring costs incurred for the three months ended December 31, 2015, primarily include $2.7 million related to restructuring in Chile ($1.1 million) in connection with certain changes to the executive team, and the restructuring of specific operations in Peru and Argentina ($1.6 million). For the three months ended December 31, 2016 restructuring costs of $10.6 million to align labor costs with macro driven declines in volume in Brazil, EMEA and Argentina, largely driven by Telefónica.

(c)           Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that were expensed during 2014. The advisory agreement was terminated in connection with the initial public offering.

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PRESS RELEASE

(d)          Site relocation costs incurred in the year ended December 31, 2014, 2015 and 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for the three months ended December 31, 2015 related to the anticipation for site closures in Brazil in connection of the site relocation program to tier 2 and tier 3 cities and for the three months ended December 31, 2016 related to Brazil’s Corporate office migration, that will be concluded in the second quarter of 2017 ($2.2 million).

(e)          Financing and IPO fees for the year ended December 31, 2014 and 2015 primarily relate to non-core professional fees incurred during the IPO process, including advisory, auditing and legal expenses.

(f)           On November 8, 2016 the CVI nominal value of ARS666.8 million, or $135.6 million, was terminated. As a result, during the fourth quarter we recognized a gain of $41.7 million in “Other gains” representing the principle amount of the CVI.

(g)           Asset impairments and other costs incurred for the year ended December 31, 2014 relate to projects for inventory control in Brazil which are not related to our core results of operations. Asset impairments and other costs incurred for the year ended December 31, 2015, mainly relate to the impairment of goodwill and other intangible assets in the Czech Republic (divested in December 2014) of $3.7 million and Spain of $28.8 million, offset by the amendment of the MSA with Telefónica, by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee paid by Telefónica. Asset impairments and other costs for the year ended December 31, 2016 mainly to other costs with the sale of our operations in Morocco on September 30, 2016. Specifically, the accrual of reserve in amount $3.1 million as guarantee to the buyer, for potential indemnity related to eventual liability assessed from the period before the sale.

Asset impairments and other costs incurred for the three months ended December 31, 2015 primarily related to a one-off tax penalty in Colombia ($1.3 million).

9

PRESS RELEASE

Reconciliation of Adjusted Earnings to profit/(loss):
	For the year ended December 31,			For the three months ended December 31,
($ in millions)	2014	2015	2016	2015	2016
	(audited)		(unaudited)	(unaudited)
Profit/(loss) from continuing operations	(41.6)	52.2	3.4	7.5	16.7
Acquisition and integration related costs (a) (*)	9.9	0.1	-	-	-
Amortization of acquisition related intangible assets (b)	36.6	27.5	24.2	6.3	6.3
Restructuring costs (c) (*)	26.7	15.8	33.7	8.2	14.7
Sponsor management fees (d) (*)	7.3	-	-	-	-
Site relocation costs (e) (*)	1.7	3.4	9.3	2.9	2.8
Financing and IPO fees (f) (*)	51.9	0.3	-	-	-
PECs interest expense (g)	25.4	-	-	-	-
Asset impairments and Other (h) (*)	1.9	6.8	6.9	2.3	1.9
DTA adjustment in Spain (i)	9.8	1.5	-	1.5	-
Net foreign exchange gain on financial instruments (j)	(27.3)	(17.5)	(0.7)	(3.5)	(0.1)
Net foreign exchange impacts (k)	33.3	4.0	21.1	4.5	5.8
Contingent Value Instrument (l)	-	-	(26.2)	-	(26.2)
Tax effect (m)	(46.4)	(16.2)	(23.5)	(2.9)	(8.1)
Total of add-backs	130.8	25.7	44.8	19.3	(2.9)
Adjusted Earnings (non-GAAP) (unaudited)	89.2	77.9	48.2	26.8	13.8
Adjusted basic Earnings per share (in U.S. dollars) (**) (unaudited)	1.21	1.06	0.65	0.36	0.19

(*)           Non-recurring items fall primarily into three categories of investment:

•          The first includes investments to lower our variable cost structure, which is mostly labor, in response to the exceptional and severe adverse macroeconomic conditions in key markets such as Brazil, Argentina and Spain, which drove significant declines in volume. In 2016 we invested $14.6 million in these activities.

•         The second includes investments in Brazil to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities. In 2016 we invested $9.4 million in these activities and we ended the year with 62.4% of our sites in Tier 2 cities. This program is now substantially completed.

•          The third includes investments to drive a more sustainable lower-cost and competitive operating model, especially considering the exceptional adverse macroeconomic circumstances and associated declines in volume referenced above. In 2016 we invested $10.4 million in these activities. We expect these adjustments due to exceptional macro circumstances in most cases like Brazil and Argentina, will continue until the third quarter of 2017.

(a)           Acquisition and integration related costs incurred in 2014 and 2015, are costs associated with the post-acquisition process in connection with a full strategy review and our SAP IT transformation project. These projects were substantially completed by the end of 2015.

(b)          Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

(c)          Restructuring costs incurred in 2014, 2015 and 2016 primarily included a number of restructuring activities and other personnel costs that were not related to our core result of operations. For the year ended December 31, 2014, $8.6 million of our restructuring costs were related to the relocation of our corporate headquarters and severance payments directly related to the acquisition. In addition, in 2014, we incurred $1.5 million in restructuring costs in Spain (relating to restructuring expenses incurred as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain), and $1.4 million in Chile (related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica). Restructuring costs incurred for the year ended December 31, 2015, are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million, $2.5 million in Chile in connection with the implementation of a new service delivery model with Telefónica, and certain changes to the executive team, and an additional $0.7 million related to the relocation of our corporate headquarters. Restructuring costs incurred in the year ended December 31, 2016, primarily relates to: (i) the optimization of labor relative to current or expected adjustments in activity levels, mainly in EMEA, Brazil and Argentina due to economic crises, and (ii) adjustments in the fixed costs structure to adapt the structure to the new macroeconomic adverse environment. We expect these adjustments due to exceptional macro circumstances in most cases like Brazil and Argentina, will continue until the third quarter of 2017.

Restructuring costs incurred for the three months ended December 31, 2015, primarily include $2.7 million related to restructuring in Chile ($1.1 million) in connection with certain changes to the executive team, and the restructuring of specific operations in Peru and Argentina ($1.6 million). For the three months ended December 31, 2016 restructuring costs of $10.6 million to align labor costs with macro driven declines in volume in Brazil, EMEA and Argentina, largely driven by Telefónica.

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PRESS RELEASE

(d)          Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that were expensed during 2014. The advisory agreement was terminated in connection with the initial public offering.

(e)          Site relocation costs incurred in the year ended December 31, 2014, 2015 and 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for the three months ended December 31, 2015 related to the anticipation for site closures in Brazil in connection of the site relocation program to tier 2 and tier 3 cities and for the three months ended December 31, 2016 related to Brazil’s Corporate office migration, that will be concluded in the second quarter of 2017 ($2.2 million).

(f)            Financing and IPO fees for the year ended December 31, 2014 and 2015 primarily relate to non-core professional fees incurred during the IPO process, including advisory, auditing and legal expenses.

(g)         PECs interest expense represents accrued interest on the preferred equity certificates that were capitalized in connection with the IPO.

(h)          Asset impairments and other costs incurred for the year ended December 31, 2014 relate to projects for inventory control in Brazil which are not related to our core results of operations. Asset impairments and other costs incurred for the year ended December 31, 2015, mainly relate to the impairment of goodwill and other intangible assets in the Czech Republic (divested in December 2014) of $3.7 million and Spain of $28.8 million, offset by the amendment of the MSA with Telefónica, by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee paid by Telefónica. Asset impairments and other costs for the year ended December 31, 2016 mainly to other costs with the sale of our operations in Morocco on September 30, 2016. Specifically, the accrual of reserve in amount $3.1 million as guarantee to the buyer, for potential indemnity related to eventual liability assessed from the period before the sale.

Asset impairments and other costs incurred for the three months ended December 31, 2015 primarily related to a one off tax penalty in Colombia ($1.3 million).

(i)         Deferred tax asset adjustment as a consequence of the tax rate reduction in Spain from 30% to 28% in 2015 and to 25% in 2016.

(j)          As of April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge will be recognized in other comprehensive income (equity) as from that date. The gain or loss related to the ineffective portion will be recognized in the income statements. In 2015, cumulative net foreign exchange gain of such instruments was reversed from equity to profit/(loss). For comparability, this adjustment was added back to calculate adjusted earnings.

(k)         As of 2015, management analyzes the Company’s financial performance excluding net foreign exchange impacts, which eliminates the volatility to foreign exchange variances from our operational results. For comparability purposes, 2014 adjusted earnings was restated by the net foreign exchange non-cash results from currency fluctuations impacting loans between group companies and other minor effects.

(l)          On November 8, 2016 the CVI nominal value of ARS666.8 million, or $135.6 million was terminated. As a result, during the fourth quarter we recognized a gain of $41.7 million in “Other gains” representing the principle amount of the CVI.

(m)      The tax effect represents the impact of the taxable adjustments based on a tax rate of 26.2% for 2014, for 38.7% for 2015 and 24.9% for the year ended December 31, 2016. For the three months ended December 31, 2015 and 2016 13.1% and 25.8%, respectively.

(**)     The Adjusted Earnings per share, for the period presented, was calculated based on the weighted average number of ordinary shares outstanding of 73,816,933 as of December 31, 2016. For the period ended December 31, 2015 and 2014 the weighted average number of ordinary shares was 73,648,760 and 73,619,511, respectively.

11

PRESS RELEASE

Financing Arrangements

	As of December 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2014	2015	2016
Cash and cash equivalents	211.4	184.0	194.0
Short-term financial investments	26.9	-	-
Debt:
7.375% Senior Secured Notes due 2020	300.3	301.7	303.3
Brazilian Debentures	245.9	168.1	156.6
Contingent Value Instrument (1)	36.4	26.3	-
Finance Lease Payables	9.0	4.7	3.6
Other Borrowings	61.7	74.8	71.4
Total Debt	653.3	575.6	534.9
Net Debt with third parties (2) (unaudited)	415.0	391.6	340.9
Adjusted EBITDA LTM (3) (non-GAAP) (unaudited)	305.3	249.7	221.9
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.4x	1.6x	1.5x

(1)          The CVI was terminated on November 8, 2016 as described in above sections.

(2)          In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash, cash equivalents, and short-term financial investments. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(3)          Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude certain acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site-relocation costs, financing fees, IPO costs and other items, which are not related to our core results of operations for the last twelve months.

Free Cash Flow

	For the year ended December 31,			For the three months ended December 31,
($ in millions)	2014	2015	2016	2015	2016
	(audited)		(unaudited)	(unaudited)
Net cash flow from operating activities	135.3	37.0	141.9	40.3	83.8
Payments for acquisition of property, plant, equipment and intangible assets	(117.9)	(96.4)	(69.9)	(35.8)	(13.5)
Disposals of property, plant, equipment, and intangible assets	0.9	2.4	1.0	-	(0.1)
Free cash flow (non-GAAP) (unaudited)	18.3	(57.0)	73.0	4.5	70.2

12

ATENTO

Atento

Fiscal 2016 Fourth Quarter and Full Year Results

March 21, 2017

Lynn Antipas Tyson
Vice President Investor Relations
+1-914-485-1150
lynn.tyson@atento.com

Disclaimer

This presentation has been prepared by Atento. The information contained in this presentation is for informational purposes only. The information contained in this presentation is not investment or financial product advice and is not intended to be used as the basis for making an investment decision. This presentation has been prepared without taking into account the investment objectives, financial situation or particular needs of any particular person.

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws, that are subject to risks and uncertainties. All statements other than statements of historical fact included in this presentation are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue", the negative thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These forward-looking statements are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you consider this presentation, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. Other factors that could cause our results to differ from the information set forth herein are included in the reports that we file with the U.S. Securities and Exchange Commission. We refer you to those reports for additional detail, including the section entitled "Risk Factors" in our Annual Report on Form 20-F.

Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this presentation after the date of this presentation.

The historical and projected financial information in this presentation includes financial information that is not presented in accordance with International Financial Reporting Standards ("IFRS"). We refer to these measures as "non-GAAP financial measurers." The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS.

Additional information about Atento can be found at www.atento.com.

ATENTO

2

Operating Highlights and Strategic Overview
Alejando Reynal, CEO

3

Balanced Fiscal 2016 Q4 and Full-Year Results: Expanded Market Leadership Position, Protected Margin, Delivered Strong Cash Flow

- **Solid Growth from Multisector Clients, Telefónica Revenue Under Pressure**
  - Q4 consolidated revenue down 4.2%
    - Revenue from multisector[1] clients up 2.4% driven by broad-based gains
    - Brazil multisector returns to growth up 2.2%

- **Delivered on Margin Protection and Cash Generation**
  - Q4 adjusted EBITDA margin 13.3%
    - Disciplined inflation pass-through, continued efficiency initiatives, and improved mix of revenue
  - Strong Q4 free cash flow (FCF) before interest of $90MM

- **Strengthened Balance Sheet and Earnings Trajectory**
  - Q4 voluntary accelerated pay-down of $30MM of higher-cost Brazil debentures
  - Low year-end leverage of 1.5x.

- **Solid Full Year Results Given Macro Context - In line with Objectives**
  - Revenues down 1.4%, adj. EBITDA margins 12.6%, FCF before interest $136.3MM

(1) Multisector equals total clients excluding Telefónica

ATENTO
4

Fiscal 2017 Environment

- **Improving Macros**
  - Brazil expected to return to growth in second-half
  - Recovery in consumer spending likely to be slow and clients will remain focused on managing cost, presenting both challenges and opportunities for Atento

- **Telefónica Revenue Remains Under Pressure**
  - Overall health of our relationship strong: extension of Master Service Agreement to 2023
  - New business opportunities support higher share of wallet particularly in sales, retention, and collections

- **Strong Growth Across Rest of Business Consistent with Strategy**
  - Consolidate our leadership in core voice
  - Continue growth into higher value-add solutions, organically and through targeted investments to build capabilities
  - Accelerate profitable growth with mainstream digital offer

ATENTO

5

Fiscal 2017: Strong Multisector Growth

Consolidate Leadership in Core Voice	Continued Growth into Higher Value-Add Solutions	Accelerate Profitable Growth with Mainstream Digital Offer

Telecommunications

- Atento relatively less penetrated, excluding Telefonica (3% share of $3 Bn market)
- Proven partner able to scale at pace
- Attractive growth opportunities in sales, cross-selling and retention
- Atento Digital: digital and analytical solutions

Financial Services

- Solid penetration with growth potential (22% share of $2.5Bn market)
- Increasing levels of outsourcing
- Significant growth opportunities in Digital, Late Collections Credit Origination
- Leveraging M&A to build capabilities and scale (i.e. R-Brasil & Interfile)

Other Verticals

- Atento has a 10% share of $2 Bn market
- Relatively high growth given earlier in outsourcing penetration curve
- Driving high levels of growth leveraging carve-outs where appropriate
- New disruptive players presenting large growth opportunities

US Nearshore

- Low penetration given lack of historic focus (2.8% share of $2.5 Bn market)
- High growth market with tailwinds from FX and political instability in Philippines
- Atento strong growth with upside potential

6

Fiscal 2017: Return to Growth
Maintain Margins, Drive Cash Generation and Net Income Growth

- **Revenue Growth of 1-5%**
  - Strong broad-based growth from multisector clients
  - Telefónica revenue stable at Fiscal 2016 Q4 level
- **Adjusted EBITDA Margin 11-12%**
  - Disciplined inflation pass-through and efficiency initiatives
  - Investments to accelerate growth initiatives and ramp-up of new business
- **Strong Cash Generation**
  - Cash conversion ~40% of adjusted EBITDA
  - Continue program of accelerated pay-down higher-cost Brazil debt
- **Amplified Business Seasonality**
  - Revenue and earnings growth accelerates in second-half

Atento
7

Consolidated: Balanced Fourth Quarter and Full-Year Results

US$ MM Except per share	Q4 2016	Q4 2015	Full Year 2016	Full Year 2015
Revenue	442.0	453.8	1,757.5	1,949.9
CC Growth [(1)]	*-4.2%*		*-1.4%*	
Reported				
Net Income [(2)]	16.7	7.5	3.4	52.2
EPS	$0.23	$0.10	$0.05	$0.71
Adjusted				
EBITDA[(3)]	58.6	63.8	221.9	249.7
Margin	13.3%	14.1%	12.6%	12.8%
EPS	$0.19	$0.36	$0.65	$1.06
Net cash flow from/(used in) operating activities	83.8	40.3	141.9	37.0
Free cash flow before interest [(4)]	90.0	20.1	136.3	(8.6)
Leverage (x)	1.5	1.6		

Highlights[(1)]

- **Revenue**
  - Q4: broad-based revenue growth of 2.4% from multisector clients, aided by new business wins. Growth more than offset by macro-driven 12.7% decline from Telefónica
  - Revenue mix from multisector up 4.7 percentage points to a record 60%
  - Over 80% of workstations won were with existing and new multisector clients led by other telco and financial services
- **Margin Protection Achieved**
  - Rigorous inflation pass-through, rapid reduction in cost structure, efficiency initiatives and improved mix of business
- **Strong Cash Flow and Enhanced Financial Flexibility**
  - FCF before net interest of $136.3 MM FY
  - $30 million in voluntary accelerated debt pay-down in Q4
  - Liquidity of $247 million[(5)] with a low net debt to adj. EBITDA of 1.5x

(1) Unless otherwise noted, all results are for Q4 2016; all revenue growth rates are on a constant currency basis, year-over-year, and exclude the effect of our Morocco business divested in September, 2016.
(2) Reported Net Income and Earnings per Share (EPS) include the impact of non-cash foreign exchange gains/losses on intercompany balances.
(3) EBITDA, Adj. EBITDA and Adj. Earnings are Non GAAP measures. For more information, see Glossary page.
(4) We define Free Cash flow (FCF) as net cash flows from operating activities less net cash and disposals of payments for acquisition of property, plant, equipment and intangible assets.
(5) Liquidity is defined as cash and cash equivalents plus undrawn revolving credit facilities.

9

ATENTO

Brazil – Multisector Returns to Growth

US$ MM	Q4 2016	Q4 2015	Full Year 2016	Full Year 2015
Revenue	214.4	192.6	816.4	930.2
CC Growth [1]	*-4.6%*		*-7.0%*	
Reported Operating income/(loss)	13.8	10.9	46.3	66.5
CC Growth [1]	*9.5%*		*-27.3%*	
Adjusted EBITDA[2]	35.9	29.4	121.0	129.4
EBITDA Margin[2]	16.7%	15.3%	14.8%	13.9%

Highlights[1]

- **Revenue**
  - Multisector returned to growth in Q4, up 2.2%, supported by new client wins and acquisition of RBrasil
  - Q4 sequential improvement in revenue trajectory versus third-quarter
  - Mix of revenue from multisector clients reached 66.5% FY, up 440 b.p.
  - Mix of revenue from higher value-add solutions reached 41.5% FY, up 340 b.p.
- **Stable Profitability**
  - Adjusted EBITDA up 5% in Q4
  - Supported by rigorous inflation pass-through, continued focus on cost and efficiency initiatives, and improved mix of revenue.

(1) Unless otherwise noted, all results are for Q4 2016; all growth rates are on a constant currency basis and year-over-year.
(2) EBITDA and Adj. EBITDA are Non GAAP measures. For more information, see Glossary page.

ATENTO 10

Americas – Growth led by U.S. Nearshore and Multisector

US$ MM	Q4 2016	Q4 2015	Full Year 2016	Full Year 2015
Revenue	172.8	203.9	718.9	789.8
CC Growth [1]	*-4.1%*		*6.5%*	
Reported Operating income/(loss) [2]	46.8	17.3	88.2	65.8
CC Growth [1]	*N.M*		*59.5%*	
Adjusted EBITDA[3]	19.6	29.1	92.0	109.1
EBITDA Margin[3]	11.3%	14.3%	12.8%	13.8%

Highlights[1]

- **Revenue**
  - Multisector up 1.2% in Q4 supported by growth in Colombia, Peru and U.S. Nearshore
  - Decline in Q4 driven by Telefónica in Argentina and Mexico
  - Mix of revenue from multisector 55%, up 280 b.p. FY
  - ~5,600 workstations won FY with new and existing clients in driven by multisector, especially financial services
- **Profitability**
  - Under pressure due to decline in volumes
  - Proactive restructuring underway to align cost structure with volume

(1) Unless otherwise noted, all results are for Q4 2016; all growth rates are on a constant currency basis and year-over-year.
(2) Excluding the favorable impact of the CVI elimination, operating profit was $5.1 million in Q4 and $46.5 million in FY
(3) EBITDA and Adj. EBITDA are Non GAAP measures. For more information, see Glossary page.

ATENTO

11

EMEA – Continued Growth in Multisector supported by new clients

USD$MM	Q4 2016	Q4 2015	Full Year 2016	Full Year 2015
Revenue	55.3	57.7	223.9	231.7
CC Growth [(1)]	*-2.6%*		*-3.1%*	
Reported Operating income/(loss)	(0.4)	1.6	(7.5)	(0.3)
CC Growth [(1)]	*N.M*		*N.M*	
Adjusted EBITDA[(2)]	5.1	6.9	16.3	18.6
EBITDA Margin[(2)]	9.2%	12.0%	7.3%	8.0%

Highlights[(1)]

- **Revenue**
  - Q4: continued strong growth of multisector, up 11.7%
  - ~1,000 workstations won FY, 83% from new clients
  - Mix of revenue from multisector up 230 b.p. to 35.3% FY
  - Mix of revenue from higher value-add solutions up 140 b.p. to 9.9% FY
- **Profitability**
  - Impact of volume declines partially offset by effective cost saving initiatives

(1) Unless otherwise noted, all results are for Q4 2016; all revenue growth rates are on a constant currency basis and year-over-year and exclude the effect of Morocco.
(2) EBITDA and Adj. EBITDA are Non GAAP measures. For more information, see Glossary page.

ATENTO 12

Strong Cash Flow Generation

Free Cash Flow (FCF) US$ MM	Q4 2016	Q4 2015	Full Year 2016	Full Year 2015
Cash from/(used in) operating activities[(1)]	83.8	40.3	141.9	37.0
Payments for PP&E and intangible assets	(13.5)	(35.8)	(69.9)	(96.4)
Disposals of PP&E and intangible assets	(0.1)	-	1.0	2.4
FCF - Operational[(1)]	70.2	4.5	73.0	(57.0)
Acquisition of Subsidiaries	-	-	(8.6)	-
Sales of Subsidiaries	0.4	-	2.4	-
Free Cash Flow	70.6	4.5	66.8	(57.0)
Net Interest Expense	(19.4)	(15.6)	(69.5)	(48.4)
FCF before Interest Expense	90.0	20.1	136.3	(8.6)

- **Full year free cash flow before net interest of $136.3 million, up $144.9 million YoY**
  - Rigorous working capital controls & capital allocation discipline
  - Structural one-off improvements in working capital contributed to improvement
  - Normalized for one-off items, cash conversion[(2)] 36% – up 16 percentage points YoY

(1) We define FCF as net cash flows from operating activities less net cash and disposals of payments for acquisition of property, plant, equipment and intangible assets. Unaudited.
(2) Free cash flow before interest as a percentage of adjusted EBITDA.

ATENTO

13

Strong Balance Sheet and Enhanced Financial Flexibility

Debt US$ MM	Year End 2016	Year End 2015
Cash & Cash Equivalents	194.0	184.0
Total Debt	534.9	575.6
Net Debt with Third Parties	340.9	391.6
Net Debt/Adj. EBITDA (x)	1.5	1.6

- **Strong Balance Sheet**
  - Liquidity of $247 million[1], low leverage of 1.5x

- **Accelerated Deleveraging** [2]
  - Total payments of $62 million in 2016:
    - $32 million of regular scheduled repayments
    - $30 million of voluntary accelerated payments of higher-cost Brazil debt in Q4

(1) Liquidity includes cash and cash equivalents and undrawn credit facilities.
(2) Amounts based on current foreign exchange rates.

14

Fiscal 2017 Guidance

- Return to Growth
- Maintain Margins
- Drive Cash Generation and Net Income Growth

(1) Adjusted EBITDA and margin exclude the impact of restructuring and site relocation expenses. We exclude these from our adjusted numbers to more clearly show the underlying health and trajectory of our business.

ATENTO 15

Recap

Fiscal 2016 Delivered on Priorities

- **Selective growth**, **margin** protection and **cash** generation
- **Strengthened balance sheet** and earnings trajectory

Fiscal 2017 Return to Top and Bottom-Line Growth

- Strategic pillars support **topline growth** and revenue diversification
- Continue strong **cash generation**
- Drive **earnings expansion**

16

Appendix

Financial Reconciliations
Debt Information
Glossary

17

Adjustments to EBITDA by Quarter

($ in millions)	Fiscal 2015					Fiscal 2016				
	Q1	Q2	Q3(1)	Q4(1)	FY(4)	Q1	Q2	Q3(1)	Q4(1)	FY(4)
Profit/(loss) for the period	**20.5**	**6.5**	**17.4**	**7.5**	**52.2**	**(4.8)**	**(8.1)**	**(0.5)**	**16.7**	**3.4**
Net finance expense	1.6	19.6	9.5	15.7	46.4	19.4	28.2	22.3	37.7	107.8
Income tax expense	5.6	5.3	8.7	3.5	23.2	1.0	0.6	2.6	1.1	5.2
Depreciation and amortization	28.0	26.5	23.3	23.7	101.5	21.7	25.4	25.0	25.4	97.3
EBITDA (non-GAAP) (unaudited)	**55.7**	**57.9**	**58.9**	**50.4**	**223.3**	**37.3**	**46.1**	**49.4**	**80.9**	**213.7**
Acquisition and integration related costs	0.1	-	-	-	0.1	-	-	-	-	-
Restructuring costs	1.0	2.7	3.9	8.2	15.8	6.2	6.7	6.2	14.7	33.7
Site relocation costs	0.4	0.1	-	2.9	3.4	5.7	0.2	0.7	2.8	9.3
Financing and IPO fees	0.3	-	-	-	0.3	-	-	-	-	-
Contingent Value Instrument	-	-	-	-	-	-	-	-	(41.7)	(41.7)
Asset impairments and Others	0.8	1.4	2.3	2.3	6.8	(0.4)	1.3	4.2	1.9	6.9
Adjusted EBITDA (non-GAAP) (unaudited)	**58.3**	**62.1**	**65.1**	**63.8**	**249.7**	**48.8**	**54.2**	**60.5**	**58.6**	**221.9**

(1) Information excludes the effect of Morocco business, which was divested in September, 2016.
(2) Additional detailed information can be found on the 4Q16 6K form of the Company on the topics related to Reconciliation of EBITDA and Adjusted EBITDA.

ATENTO 18

Add-Backs to Net Income by Quarter

($ in millions, except percentage changes)	Fiscal 2015					Fiscal 2016				
	Q1	Q2	Q3(1)	Q4(1)	FY(1)	Q1	Q2	Q3(1)	Q4(1)	FY(1)
Profit/(Loss) attributable to equity holders of the parent	**20.5**	**6.5**	**17.4**	**7.5**	**52.2**	**(4.8)**	**(8.1)**	**(0.5)**	**16.7**	**3.4**
Acquisition and integration related Costs	0.1	-	-	-	0.1	-	-	-	-	-
Amortization of Acquisition related Intangible assets	7.7	6.9	7.0	6.3	27.5	5.4	6.2	6.5	6.3	24.2
Restructuring Costs	1.0	2.7	3.9	8.2	15.8	6.2	6.7	6.2	14.7	33.7
Site relocation costs	0.4	0.1	-	2.9	3.4	5.7	0.2	0.7	2.8	9.3
Financing and IPO fees	0.3	-	-	-	0.3	-	-	-	-	-
Asset impairments and Others	0.8	1.4	2.3	2.3	6.8	(0.4)	1.3	4.2	1.9	6.9
DTA adjustment in Spain	-	-	-	1.5	1.5	-	-	-	-	-
Net foreign exchange gain on financial instruments	(13.0)	(1.0)	(0.5)	(3.5)	(17.5)	(0.5)	(0.2)	0.1	(0.1)	(0.7)
Net foreign exchange impacts	0.4	2.6	(3.0)	4.5	4.0	3.5	9.2	2.5	5.8	21.1
Contingent Value Instrument	-	-	-	-	-	-	-	-	(26.2)	(26.2)
Tax effect	(2.9)	(3.5)	(4.1)	(2.9)	(16.2)	(5.3)	(6.0)	(5.1)	(8.1)	(23.5)
Adjusted Earnings (non-GAAP) (unaudited)	**15.3**	**15.7**	**23.0**	**26.8**	**77.9**	**9.8**	**9.3**	**14.6**	**13.8**	**48.2**
Adjusted Basic Earnings per share (in U.S. dollars) (*) (unaudited)	**0.21**	**0.21**	**0.31**	**0.36**	**1.06**	**0.13**	**0.13**	**0.20**	**0.19**	**0.65**

(1) Information excludes the effect of Morocco business, which was divested in September, 2016.

(2) Additional detailed information can be found on the 4Q16 6K form of the Company on the topics related to Reconciliation of EBITDA and Adjusted EBITDA.

ATENTO

19

FX Rates – Fiscal 2016

FX Assumptions	Average Q1	Q2	Q3	Q4	FY 2016
Euro (EUR)	0.91	0.89	0.90	0.93	0.90
Brazilian Real (BRL)	3.91	3.51	3.25	3.29	3.48
Mexican Peso (MXN)	18.05	18.10	18.76	19.83	18.69
Colombian Peso (COP)	3,259.17	2,994.86	2,948.13	3,015.14	3,054.33
Chilean Peso (CLP)	702.02	677.93	661.47	665.52	676.73
Peruvian Soles (PEN)	3.45	3.32	3.34	3.40	3.38
Argentinean Peso (ARS)	14.46	14.22	14.94	15.46	14.78

ATENTO
20

Mix of Revenue by Service Type

	Fiscal 2015					Fiscal 2016				
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Customer Service	48.7%	48.0%	47.0%	47.9%	47.9%	49.6%	49.7%	50.2%	47.8%	49.0%
Sales	18.2%	18.3%	18.2%	17.4%	18.0%	16.4%	16.3%	15.3%	17.2%	16.6%
Collection	10.0%	10.3%	10.9%	11.2%	10.6%	10.2%	10.0%	9.4%	10.0%	10.1%
Back Office	9.1%	9.4%	10.2%	10.2%	9.7%	10.5%	10.1%	11.2%	11.7%	10.8%
Technical Support	10.7%	10.7%	10.5%	9.9%	10.5%	9.6%	9.4%	9.6%	9.2%	9.4%
Service desk	0.1%	0.1%	-	-	-	-	-	-	-	-
Others	3.2%	3.2%	3.2%	3.4%	3.3%	3.7%	4.5%	4.3%	4.1%	4.1%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

ATENTO

21

Number of Work Stations and Delivery Centers

	Number of Work Stations		Number of Service Delivery	
	2015	2016	2015	2016
Brazil	**47,694**	**45,913**	**33**	**31**
Americas	**36,229**	**37,574**	**51**	**50**
Argentina [(2)]	3,705	3,673	11	11
Central America [(3)]	2,629	2,644	5	5
Chile	2,495	2,673	3	3
Colombia	7,292	7,723	9	9
Mexico	9,905	10,298	16	15
Peru	8,893	9,253	4	4
United States [(4)]	1,310	1,310	3	3
EMEA	**7,644**	**5,595**	**18**	**14**
Morocco [(5)]	2,039	-	4	-
Spain	5,605	5,595	14	14
Total	**91,567**	**89,082**	**102**	**95**

Notes:
(1) Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2) Includes Uruguay.
(3) Includes Guatemala and El Salvador.
(4) Includes Puerto Rico.
(5) Operations in Morocco were divested on September 30, 2016 – see detailed figures of Morocco in Note 7 "Discontinued Operations" of the interim financial statements.

22

ATENTO

Consolidated Debt and Leverage

$ MM	Currency	Maturity	Interest Rate	Outstanding Balance 4Q'16	% Mix
Senior Secured Notes [1]	USD	2020	7.375%	303.3	57%
Brazilian Debentures [2]	BRL	2019	CDI + 3.7%	156.6	29%
BNDES	BRL	2020	TJLP + 2.5% / SELIC + 2.5%	71.4	13%
Finance lease payables	USD / COP	2019	8.14% / 8.41%	3.6	1%
Gross Debt				**534.9**	**100%**
Short-Term Debt				10.13%	
Long-Term Debt				89.87%	
Net Debt				**340.9**	

[1] Cross currency swaps covers 90% of interest until 2018 and 75% from 2018 to 2020 Senior Secured Notes principal covered by 75%

[2] An interest rate swap to a fixed cost of 14.1% p.a., covers 48% of total balance in Dec-16. Without the accelerated payment, this percentage would be 40%.

Highlights 4Q16

- Leverage ratio of 1.5x
- Cash and Cash equivalents of $194MM, and existing revolving credit facility of €50MM, totaling Liquidity of $247MM
- Average debt maturity of 2.6 years
- Average cost of debt (LTM): 10.7% per year

2016 Debt Payments

- BNDES: $18MM
- Debentures: $43MM (Regular Q4-16: $13MM/ Accelerated from 2017: $30MM)
- Argentinian $24MM CVI eliminated in Q4-16

Regular Debt Payment Schedule
$MM (@ Current FX of Dec-16)
53
194
30
31
44
83
102
304
Liquidity
2016
2017
2018
2019
2020
Cash
Revolving Credit Facility
Regular
Accelerated

Net Debt / EBITDA
$MM
1,6x
1,9x
2,0x
1,9x
1,5x
392
448
459
436
341
Q4-15
Q1-16
Q2-16
Q3-16
Q4-16
Net Debt
Net Debt / EBITDA

23

Brazil Debt and Leverage

$ MM	Currency	Maturity	Interest Rate	Outstanding Balance 4Q'16	% Mix
Brazilian Debentures [(*)]	BRL	2019	CDI + 3.7%	156.6	69%
BNDES	BRL	2020	TJLP + 2.5% / SELIC + 2.5%	71.4	31%
Gross Debt				**228.0**	**100%**
Short-Term Debt				19%	
Long-Term Debt				81%	
Net Debt				**156.6**	

(*) An interest rate swap to a fixed cost of 14.1% p.a., covers 48% of total balance in Dec-16. Without the accelerated payment, this percentage would be 40%.

Highlights 4Q16

- Leverage ratio of 1.2x
- Liquidity of $72MM
- Average debt maturity of 2.1 years
- Average cost of debt (LTM): 13.9% per year

2016 Debt Payments

- BNDES: $18MM
- Debentures: $43MM (Regular Q4-16: $13MM / Accelerated from 2017: $30MM)

Regular Debt Payment Schedule
$MM (@ Current FX of Dec-16)
72
30
31
42
82
102
4
Liquidity
2016
2017
2018
2019
2020
Cash
Regular
Accelerated

Net Debt / EBITDA (1)
$MM
1,7x
1,8x
1,9x
1,7x
1,2x
187
220
256
222
157
Q4-15
Q1-16
Q2-16
Q3-16
Q4-16
Net Debt
Net Debt / EBITDA

(1) Net Debt/EBITDA calculated in Brazilian Reais

ATENTO

24

Glossary of Terms

- Adjusted EBITDA margin – Adjusted EBITDA excluding special items/operating revenue.

- Adjusted net income (loss) – net loss which excludes corporate transaction costs, asset dispositions, asset impairments, the revaluation of our derivatives and foreign exchange gain (loss), and net income or loss attributable to non-controlling interests and debt extinguishment.

- Free cash flow – net cash flows from operating activities less cash payments for acquisition of property, plant and equipment, and intangible assets.

- Liquidity – cash and cash equivalents and undrawn revolving credit facilities.

25